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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

March 27, 2014

Re:	iKang Healthcare Group, Inc.

Registration Statement on Form F-1

Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Attention:	Jeffrey P. Riedler Austin Stephenson Tabatha Akins Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing Pre-effective Amendment No. 3 to the Company’s revised Registration Statement on Form F-1 (“Amendment No. 3”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”).

Amendment No. 3 has been marked to show changes made to the Amendment No. 2 to the Registration Statement on Form F-1 filed with the Commission on March 25, 2014 (“Amendment No. 2”). On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments in the letter dated March 26, 2014 by revising Amendment No. 2 to address the comment or by providing supplemental information as requested to address the comments.

The Company respectfully advises the Staff that it has commenced its roadshow on March 26, 2014 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on April 8, 2014.

Set forth below are the Company’s responses to the comments contained in the letter dated March 26, 2014 from the Staff. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Capitalization, page 66

1. We note your disclosure regarding the conversion of all outstanding preferred shares and 1,570,000 of Class B common shares into 22,351,515 Class A common shares on a one-for-one basis on a pro forma basis. However, we note the Class B common shares still existed in the pro forma basis column of the capitalization table. Please explain. In addition, we note your disclosure in footnote (1) on page 67 regarding the reclassification of certain Class A common shares into Class C common shares upon the offering and the pro forma as adjusted column appears reflecting this reclassification. As such, please revise the third bullet of the headnote of the table to disclose such reclassification on a pro forma as adjusted basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 to remove the Class B common shares from the pro forma basis column of the capitalization table. The Company has also revised the disclosure on page 66 to clarify the reclassification of Class A common shares into Class C common shares on a pro forma as adjusted basis.

Voting Rights, pages 184-185

2. We note your disclosure on page 185 that “[t]he depositary will not itself exercise any voting discretion.” However, on page 50, under the risk factor heading, “You might not have the same voting rights…,” you include a discussion of a discretionary proxy, including the statement that “the depositary will give us a discretionary proxy to vote the shares underlying [shareholders’] ADSs.” Please reconcile your discussion of a discretionary proxy on page 50 with the above-referenced disclosure on page 185.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 to clarify that holders of the ADSs must vote by giving voting instruction to the depositary, including instructions to give a discretionary proxy to a person designated by the Company.

Exhibit 8.2 – Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

3. In this exhibit, counsel states that their opinion as to material tax consequences “is set forth in full under the caption ‘Taxation – U.S. Federal Income Tax Considerations.’” Please note that this statement does not adequately define the disclosure that constitutes counsel’s opinion. Please revise the tax opinion to state that counsel is adopting the disclosure under the caption or that the disclosure under the caption constitutes their opinion.

In response to the Staff’s comment, the Company has revised the first sentence of the U.S. federal income tax disclosure on page 197 and Davis Polk & Wardwell LLP revised its tax opinion.

The Company respectfully acknowledges to the Staff that it understands the Company and its management are responsible for the accuracy and adequacy of the disclosure made in the Registration Statement. The Company also acknowledges that it understands the Staff’s instructions on submitting the request for acceleration of the effective date of the Registration Statement and will allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration statement.

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Davis Polk & Wardwell LLP

Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Yours sincerely,

/s/ Li He

Enclosures

cc:

Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer

iKang Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jay Harrison, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner

Simpson Thacher & Bartlett LLP

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